Contact

www.linkedin.com/in/jposkey (LinkedIn)

Top Skills

Start-ups

Business Strategy

Analytics

Patents

Ticketing System for Personal Rapid Transit

Jeral Poskey

Vision -> Innovation -> Execution. CEO, creating transportation solutions that unlock real estate value

Mountain View, California, United States

Summary

I get fired up finding new ways to solve old problems. Implementing solutions across silos is almost always necessary. Bridging gaps and forming relationships comes naturally to me, which has allowed me to work effectively across public and private sector boundaries.

Climate change is the pivotal challenge of our time. Transportation and land use are critical elements that work hand-in-hand and need more focus. Pro-planet actions that address one can lead to an improved bottom line for the other.

Whether it's flying a blimp, piloting a duck boat, or reviewing technical papers for the Transportation Research Board, I will always stay immersed in all forms of transportation.

Experience

Swyft Cities

Chief Executive Officer

September 2021 - Present (3 years)

Mountain View, California, United States

I have the awesome responsibility of taking a truly game-changing innovation developed at Google and bringing it to the world.

Google

15 years

Project Executive, Transportation Planning & Real Estate Development

July 2012 - September 2021 (9 years 3 months)

I solve transportation challenges that constrain the real estate opportunities (read: Silicon Valley growth) facing our company. Solutions can include direct construction projects, influencing regional initiatives, and changing employee habits to get more people in buses, on bikes, and out of cars.

Manager, Consumer Operations

February 2009 - August 2012 (3 years 7 months)

Managed the support teams for the consumer side (non-business use) of Google's geo products, including Google Maps, Google Earth, and SketchUp. Job revolved around using limited support resources for maximum impact, allocating between direct user support, scaleable support such as forums and online help, and upstream focus on improving the products to eliminate the need for support.

In my final year I managed the addition of high-touch teams in Ann Arbor and Hyderabad, India, for people who had lost access to their Google accounts.

Manager, Business Analytics
October 2007 - February 2009 (1 year 5 months)

Managed team of data analysts who mined "big data" to improve products and sales. Really loved the challenge of deciding where to allocate team time. There were always tons of questions being asked, and the key was to a mixture of process and intuition to decide where we could generate the most impactful results.

Manager, Automated Operations
October 2006 - October 2007 (1 year 1 month)

I manage ~12 technical staff for certain internal functions at Google. Our roles include data analysis, business process design, and some internal product support.

Message Scape
Advisor
October 2005 - November 2006 (1 year 2 months)

I serve as an outside advisor and strategic planner for Message Scape. We specialize in marketing campaigns via SMS (cell phone text messaging). Using our own backend infrastructue, we operate both push and pull campaigns for small and medium-sized businesses, and we are increasingly working with large businesses as well

da Vinci Global Services
Principal
May 2004 - September 2006 (2 years 5 months)

Taxi 2000
VP of Sales and Marketing
June 2002 - October 2005 (3 years 5 months)

1 part business development: findng strategic partners, who may be manufacturing firms, technology firms, construction firms, or engineering firms;

1 part sales: identifying potential customers and understanding how SkyWeb Express would fit into their plans; and

1 part marketing: directing PR and other media/inquiry response activities

Danka
Network administrator
1997 - 1999 (2 years)

Kodak
Network administrator
1996 - 1997 (1 year)

U.S. House of Representatives
Congressional Aide
1994 - 1996 (2 years)

U.S. Senate
Congressional Aide
1994 - 1995 (1 year)

Education

Stanford University
MBA · (September 2000 - January 2002)

Stanford University Graduate School of Business
MBA · (2000 - 2002)

University of Texas
BA, Plan II · (September 1988 - March 1992)